Exhibit 1.01

Conflict Minerals Report

Introduction

This Conflict Minerals Report for MRC Global Inc. for calendar year 2015 was prepared in accordance with the requirements of Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, and in connection with MRC Global Inc.’s required disclosure filed on the specialized disclosure form (“Form SD”). All references to “MRC Global”, the “Company” or “we”, “us” and “our” refer to MRC Global Inc. and its consolidated subsidiaries.

Rule 13p-1 implemented Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and requires Securities and Exchange Commission (“SEC”) reporting companies, such as MRC Global, that meet certain threshold requirements, to undertake a reasonable country of origin inquiry and supply chain due diligence on the source and chain of custody of the conflict minerals necessary to the functionality or production of any product manufactured or contracted to be manufactured by the reporting company. The term “Subject Minerals” currently encompasses columbite-tantalite (coltan), cassiterite, and wolframite (or their derivatives, which are limited to tantalum, tin and tungsten, respectively) and gold (collectively referred to as “3TGs” or “Subject Minerals”).

The goal of the reasonable country of origin inquiry and supply chain due diligence is to determine whether the Subject Minerals necessary to the functionality or production of products manufactured or contracted to be manufactured by a company directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country. We refer to this area as the “Covered Countries”. Reporting companies that are subject to Rule 13p-1 are required to make certain disclosures on Form SD and, in certain instances, an accompanying Conflict Minerals Report, which are filed with the SEC.

Company and Conflict Minerals Report Overview

We are the largest global industrial distributor, based on sales, of pipe, valves and fittings and related products and services to the energy industry based on sales and hold a leading position in our industry across each of the upstream (exploration, production and extraction of underground oil and natural gas), midstream (gathering and transmission of oil and natural gas, natural gas utilities and the storage and distribution of oil and natural gas) and downstream (crude oil refining and petrochemical processing) sectors. Although we primarily distribute products manufactured by third parties, in calendar year 2015, we (i) manufactured certain offshore and onshore electro-automation products; (ii) manufactured certain physical components used in connection with our ValveWatch® product; (iii) contracted to manufacture a limited number of valves; and (iv) assembled certain valve automation packages, for which we may be deemed to be a manufacturer. Some of these products contain Subject Minerals that are necessary to their functionality or production (“Covered Products”).

To satisfy the disclosure and filing requirements of Rule 13p-1 and Form SD, this Conflict Minerals Report includes:

•	A description of the Covered Products;

•	A description of the reasonable country of origin inquiry and due diligence we undertook to determine the country of origin and source and chain of custody of any necessary Subject Minerals in our Covered Products;

•	To the extent we are able to provide such information, a description of the facilities used to process our Subject Minerals, the country of origin of our Subject Minerals, and our efforts to determine the mine or location of origin of our Subject Minerals; and

•	Our risk mitigation strategies and steps to improve due diligence in the future.

Overview of MRC Global’s Conflict Minerals Program

Our management team has implemented procedures with the objectives of complying with and educating our employees and suppliers with respect to the requirements of Rule 13p-1 and demonstrating our commitment to responsible sourcing of Subject Minerals, each as further described below, including modifying our form supplier agreements to include contractual provisions relating to compliance with Rule 13p-1 and the responsible sourcing of Subject Minerals as well as the adoption of a formal Conflict Minerals Policy.

Additionally, our management team created a “Conflict Minerals Team” consisting of members of our legal, compliance and supply chain groups to support and oversee the supply chain due diligence, as well as the drafting of this Conflict Minerals Report and Form SD. The Conflict Minerals Team ultimately provides status reports regarding our due diligence efforts directly to our Executive Vice President – Corporate Affairs, General Counsel and Corporate Secretary and Senior Vice President – Supply Chain Management and Valves, who are members of MRC Global’s Executive Management Team and have direct access to our Board of Directors and Audit Committee.

Covered Products Description

As discussed above, the Covered Products include electro-automation products, certain physical components used in connection with our ValveWatch® product, valves and valve automation packages.

Our offshore and onshore electro-automation products consist of power and communication systems, test units, control systems, control desks and control panels. These products may contain 3TGs within the following components: (i) tin may be used in the electronics, batteries, wire and cable coating, capacitors and resistors; (ii) tantalum may be used in LED lights; (iii) tungsten may be used in fluorescent light bulbs; and (iv) gold may be used in electronics, relays and connectors.

ValveWatch® is a condition monitoring system for valves that remotely monitors valves and actuators for the purpose of detecting problems before production is affected. Physical components of the ValveWatch® system may contain 3TGs, such as gold in the electrical wiring and tin in the soldering of the circuit boards.

Valves are mechanical devices that are generally used in oilfield and industrial applications to control direction, velocity and pressure of fluids and gases within transmission networks, and are comprised of ball, butterfly, gate, globe, check, needle and plug valves and are manufactured from cast steel, stainless/alloy steel, forged steel, carbon steel or cast and ductile iron. While we do not manufacture or contract to manufacture the significant majority of valves that we sell, we do offer a product whereby we send a limited number of ball valves to a third-party service facility to have the ball portion removed and sprayed with a tungsten overlay before re-assembly.

Valve automation packages require us to assemble a valve, an actuator and a control package (consisting of, among other things, a switch, filter, solenoid, fittings and tubing) with mounting hardware. An actuator is a type of motor that is responsible for moving or controlling the valve and is operated by a source of energy, including electric current, hydraulic fluid pressure or pneumatic pressure. Certain components of the valve automation packages may contain 3TGs, such as tungsten carbide coated balls and seats, gold in the electrical wiring or tin in the circuit boards.

We are several steps removed from the actual mining of the Subject Minerals that are contained in our Covered Products and, thus, we do not have direct visibility into the smelters and refiners of the Subject Minerals contained in our Covered Products.

Description of Reasonable Country of Origin Inquiry

MRC Global performed an initial assessment and determined that certain of its products may contain Subject Minerals. Based on this assessment, in accordance with Section 1502 and Rule 13p-1, MRC Global performed a “reasonable country of origin inquiry” (an “RCOI”) to determine which of the products that were in its supply chain after January 1, 2015 in fact contain Subject Minerals, and whether these minerals were sourced from the Covered Countries or came from recycled or scrap sources. As a result of the RCOI process, MRC Global has concluded in good faith that, during 2015, Subject Minerals were necessary to the functionality or production of certain of its product offerings.

Design and Description of Due Diligence Measures

In accordance with Rule 13p-1, MRC Global performed due diligence from January 2016 through April 2016 to determine the source and chain of custody of Subject Minerals in the Company’s product offerings. We designed our due diligence measures to conform with the nationally recognized framework provided by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), and the related supplements for 3TG. This process included building Subject Minerals awareness across the supply base and surveying all suppliers that were known to or may have provided products containing metal and/or Subject Minerals. We believe the design of the Company’s due diligence program complies with the OECD Guidance’s framework for risk-based due diligence in the mineral supply chain. A summary of MRC Global’s activities in line with the OECD Guidance are outlined below.

Step 1: Establish strong company management systems:

•	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas: MRC Global has adopted a formal policy which is posted on our internal website that reflects the Company’s desire to ensure only responsible sourcing of parts and products containing necessary Subject Minerals. The purpose of this Conflicts Mineral Policy is to (i) state the Company’s commitment to the responsible sourcing of Subject Minerals, (ii) establish guidelines regarding the responsible sourcing of Subject Minerals, and (iii) set the Company’s expectations for its suppliers. This Conflicts Mineral Policy applies to all directors, officers and employees of the Company and any third-party suppliers engaged by the Company. MRC Global has committed to not knowingly procure any products containing Subject Minerals sourced from the Covered Countries whereby the procurement of such products benefits any of the armed groups in the Covered Countries.

•	Structure internal management systems to support supply chain due diligence: MRC Global created an internal Conflict Minerals Team to manage the implementation and progress of our due diligence efforts. (See “Overview of MRC Global’s Conflict Minerals Program” above). The internal Conflict Minerals Team consists of members of our legal, compliance and supply chain groups. The objective is to develop, document and maintain a structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.

•	Establish a system of controls and transparency over the mineral supply chain: MRC Global has established a system of controls and transparency over its 3TG supply chains by creating a process to engage our global suppliers and requesting them to submit information to MRC Global using the Conflict Minerals Reporting Template version 4.01 (“the “CMRT”). The CMRT is a survey tool, a standardized reporting template, developed by the Conflict-Free Sourcing Initiative (“CFSI”) to standardize the collection of due diligence information gathered by those suppliers about the smelters identified in their own supply chains. The information was used by MRC Global to assess due diligence efforts implemented by suppliers and to identify smelters.

•	Strengthen company engagement with suppliers: MRC Global will communicate its Conflict Minerals Policy to all suppliers and will provide those suppliers identified as “at-risk” with compliance training. MRC Global has modified its supplier agreements to include contractual provisions relating to compliance with Rule 13p-1.

•	Establish a company level grievance mechanism: MRC Global will provide a feedback mechanism on its website available to all interested parties to provide information or voice their concerns regarding the Company’s sourcing and use of Subject Minerals in its products.

Step 2: Identify and assess risks in the supply chain:

•	Identify Covered Products and prepare verified list of suppliers: As an initial step, our management team worked to identify all Covered Products for calendar year 2015. After identifying our Covered Products, we began our scoping process by providing a verified list of suppliers associated with the Covered Products to Assent Compliance, a nationally recognized compliance assistance service provider (“Assent”). This initial list of suppliers was filtered again by Assent using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative CMRT to eliminate suppliers whose 3TGs were not necessary to the functionality or production of their products. This list was further filtered to remove:

•	packaging companies (excluding labels);

•	suppliers whose products do not end up in MRC Global’s finished products;

•	service providers; and

•	inactive suppliers.

•	Survey the suppliers: Assent then commenced the supplier survey portion of the RCOI using the CMRT. During this process, Assent provided training and education to our suppliers on how to complete the form. All non-responsive suppliers were contacted a minimum of three times and all responses were recorded utilizing the Assent Compliance Manager, a software platform that allows for the tracking of all supplier communications. The CMRT data received from responding suppliers was then automatically validated to increase the accuracy of submissions and identify any contradictory answers.

•	Collect responses: All submitted forms were accepted and classified as valid or invalid, and retained to preserve data integrity. All suppliers that submitted invalid forms were contacted and encouraged to resubmit a valid form. As of April 15, 2016, MRC Global had requested responses from 909 “in scope” suppliers, of which 490 (or 54%) provided valid responses and 64 (or 7%) provided invalid responses. (In other words, 54% of “in scope” suppliers that responded provided valid responses.) There were 355 “in scope” suppliers (or 39%) that did not provide a response.

•	Review supplier responses and smelter information: Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. However, Assent compared the facilities listed in the responses from our suppliers to the list of smelters maintained by the CFSI, and, if a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed as compliant by the CFSI. As of May April 15, 2016, we have validated 320 smelters or refiners and are working to validate the additional smelter/refiner entries from the submitted CMRTs.

•	Assess smelter information: Based on the smelter lists provided by suppliers via the CMRTs, we are aware that 214 smelters are certified “Conflict-Free”. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs. Based on the provision of primarily company-level CMRTs from our in-scope suppliers, we cannot definitively determine the smelters’ connection to the Covered Products.

•	Evaluating levels of risk: In accordance with OECD Guidelines, it is important to understand risk levels associated with Subject Minerals in the supply chain. We employ the Assent Compliance Manager software to assist in evaluating risk. The software provides a classification of high, medium or low risk for each of our suppliers based on three criteria: (i) whether the supplier sources Subject Minerals from a company verified as an actual smelter or refiner by the CFSI; (ii) the proximity of a supplier’s smelter or refiner by the CFSI; and (iii) whether the supplier’s smelter is certified “Conflict-Free” by either the CFSI or the London Bull Market Responsible Gold Programme.

Step 3: Design and implement a strategy to respond to identified risks:

•	Evaluating suppliers to assist in making key risk mitigating decisions in the future: Suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). While Subject Minerals compliance is a relatively new concept and many companies have not yet implemented comprehensive compliance programs, we believe tracking the strength of our suppliers’ programs meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions in the future. The criteria used to evaluate the strength of the program are:

•	Does the supplier have a policy in place that includes “Conflict-Free” sourcing?

•	Has the supplier implemented due diligence measures for “Conflict-Free” sourcing?

•	Does the supplier verify due diligence information received from its suppliers?

•	Does the supplier verification process include corrective action management?

When suppliers meet or exceed the criteria listed above, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

•	Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: MRC Global will complete an OECD analysis annually and the Conflict Minerals Team will provide a summary of the identified risks to the Executive Vice President – Corporate Affairs, General Counsel and Corporate Secretary and Senior Vice President – Supply Chain Management and Valves with recommended action plans to reduce risks.

•	Undertake additional fact and risk assessments for risks requiring mitigation or after a change of circumstances: Additional fact finding, risk assessments and changes in circumstances will take place as part of MRC Global’s annual review of its Subject Minerals program.

Step 4: Implement targeted independent third-party due diligence:

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including: (i) seeking information about 3TG smelters and refiners in our supply chain by requesting our suppliers complete the CMRT; (ii) verifying those smelters and refiners with the constantly evolving CFSI lists; (iii) conducting the due diligence review; and (iv) obtaining additional documentation and verification, as applicable.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us. Furthermore, suppliers did not always provide smelter lists, or provided incomplete lists lacking smelter identification numbers, and therefore we are unable to conclude specifically which smelters or refiners provided the Subject Minerals used by our suppliers in products supplied to us.

Our current efforts focus on gathering smelter information via the CMRT. We believe that the aforementioned process for seeking information about conflict mineral smelters and refiners in our supply chain represents the most reasonable effort we can undertake to determine the mines or locations of origin of the Subject Minerals in our supply chain.

Step 5: Report on supply chain due diligence:

•	Annually report or integrate, where practicable, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high risk areas: MRC Global implemented a process to summarize, review and approve compliance results and complete the Form Specialized Disclosure and the Conflicts Mineral Report and timely file this report with the SEC.

Risk Mitigation Strategies and Steps to Improve Due Diligence in the Future

In subsequent compliance periods, we intend to continue to improve the collection of due diligence data to continue mitigating the risk that Subject Minerals used in our limited manufacture or contract to manufacture activities directly or indirectly finance or benefit armed groups in the Covered Countries. To improve due diligence data in the future, we intend to take the following steps, among others:

•	Focus on working collaboratively with our suppliers to ensure that the objectives of Rule 13p-1 are met;

•	Add a Conflict Mineral question on our quality control checklist in our annual manufacturer audit conducted by our Quality Control Department; and

•	Continue to determine process improvements for the next reporting period by benchmarking information in competitors’ filings, remaining current on developments in cross-industry standards and insights and incorporating, as appropriate, guidance from the SEC and comments and recommendations made by our consultants and legal counsel.

In addition to the steps listed above, during calendar year 2016, our Subject Minerals program will continue to focus on vetting smelter data including:

•	Working with suppliers to move to the latest version of the CMRT where new smelter identification numbers have been assigned;

•	Requesting the use of smelter identification numbers;

•	Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to us; and

•	Comparing smelters reported by suppliers on the CMRT to the CFSI’s list of smelters.